NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business:

CND Financial Ltd., (the Partnership) was organized in June 2004 as a Texas limited partnership. The Partnership provides best efforts underwriting and consulting services for churches throughout the United States. The Partnership is registered as a broker/dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Partnership operates pursuant to section (k)(2)(i) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, is exempt from the remaining provisions of that Rule. The Partnership does not hold customer funds or securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The general partner of the Partnership is CND Holdings LLC (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

The Partnership terminates on December 31, 2054, unless sooner terminated or extended as provided in the partnership agreement.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Substantially all of the Partnership's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated lives of three to seven years.

CND FINANCIAL LTD.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2014

NOTE 1 –   NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Revenue Recognition

The Partnership recognizes underwriting revenue in the period in which customer subscriptions to such offerings are funded, and upon the determination the minimum subscription requirements of such offerings are or will be achieved.

The Partnership recognizes consulting fees when the services are provided.

Leads, Marketing, and Promotion Costs

The Partnership expenses leads, marketing, and promotion costs as they are incurred.

Income Taxes

Taxable income or loss of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements. The Partnership is subject to the state income taxes.

As of December 31, 2015, open Federal tax years subject to examination include the tax years ended December 31, 2012 through December 31, 2014.

NOTE 2 –   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2015, the Partnership has a net capital of $15,380, which was $10,380 in excess of its net capital requirement of $5,000. The Partnership's net capital ratio was 0.34 to 1.

NOTE 3 –   PROPERTY AND EQUIPMENT

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Office equipment	$18,705
Accumulated depreciation	(18,705)
	$ 0

Depreciation expense totaled $1,917 for year ended December 31, 2015, and is included in occupancy and equipment expense in the accompanying statement of income.

NOTE 4 – **RELATED PARTY TRANSACTIONS / ECONOMIC DEPENDENCY / CONCENTRATION OF SERVICES**

The Partnership leases back office software from a related company controlled by an officer of the Partnership. The agreement was for an original one year term and renews annually unless canceled by either party. The agreement calls for a base payment of $1,500 per month, with additional costs to be assessed for new users and custom programming. The related company at its own discretion may waive receipt of the payments due under the agreement. Amounts paid under this agreement totaled $19,500 for 2015.

One of the Partnership's registered securities representatives generated approximately 54% of the Company's revenue and was due and paid approximately 58% of the Company's commission expense for the year ended December 31, 2015. The two limited partners of the Partnership, generated the remaining 46% of the Partnership's commission expense for the year ended December 31, 2015. The Company is economically dependent upon the limited partners and other registered representative due to the concentration of services provided by them.

One of the limited partners provides office space to the Partnership at no cost to the Partnership.

NOTE 5 – **CONTINGENCIES**

There are currently no significant asserted claims or legal proceedings against the Partnership, however, the nature of the Partnership's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Partnership could have adverse impact on the financial condition, results of operations, or cash flows of the Partnership.

NOTE 6 – **SUBSEQUENT EVENTS**

Management has evaluated the Partnership's events and transactions that occurred subsequent to December 31, 2015, through February 16, 2016, the date which the financial statements were available to be issued.

The limited partners made capital contributions totaling $10,000 during January 2016.